

October 8, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Carlyle GMS Finance, Inc.
Incoming letter dated August 5, 2015

Based on the facts presented, the Division's view is as follows. Capitalized terms have the same meanings defined in your letter.

- For a business development company, a plan sponsored by its investment adviser that offers plan participants equity securities of the business development company is "an employee benefit plan sponsored by the issuer" for purposes of applying Exchange Act Rule 16b-3.

- The approvals of the shareholders, the board of directors, or a committee of directors composed solely of two or more Non-Employee Directors, that are conditions for the exemptions applicable to acquisitions from the issuer provided by the Exchange Act Rules 16b-3(d)(1) and 16b-3(d)(2) and dispositions to the issuer provided by Exchange Act Rule 16b-3(e), would be satisfied only by the approval of the shareholders, the board of directors, or a committee of two or more Non-Employee Directors (as defined in Exchange Act Rule 16b-3(b)(3)(ii))[1] of the business development company whose equity securities are acquired or disposed.

- Persons who are directors of the issuer business development company, as defined in Investment Company Act Section 2(a)(12), would be eligible for the Rule 16b-3 exemption as directors.

- Persons who are officers of the issuer business development company, applying the Exchange Act Rule 16a-1(f) definition of "officer," would be eligible for the Rule 16b-3 exemption as officers.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Carolyn Sherman
Special Counsel

---

[1] Exchange Act Rule 16b-3(b)(3)(ii) defines a Non-Employee Director of a closed-end investment company to mean "a director who is not an 'interested person' of the issuer, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940."



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

October 8, 2015

Mail Stop 4561

William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Re: Carlyle GMS Finance, Inc.

Dear Mr. Farrar:

In regard to your letter of August 5, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Fredrickson
Chief Counsel & Associate Director

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

August 5, 2015

Via E-mail

David Fredrickson,
Chief Counsel and Associate Director, Office of Chief Counsel,
Division of Corporate Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: Request for Interpretive Advice with Respect to Rule 16b-3 under the Securities Exchange Act of 1934

Dear Mr. Fredrickson:

On behalf of our client, Carlyle GMS Finance, Inc. (the "Company"), we are writing to seek interpretive advice regarding the application of the exemptions provided by Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to certain persons who are required to file reports and are subject to liability under Section 16 of the Exchange Act because of their respective position as either director or officer of the Company and their receipt of equity securities of the Company pursuant to an employee benefit plan sponsored by the investment adviser to the Company.

BACKGROUND

The Company is a Maryland corporation structured as an externally managed, non-diversified closed-end investment company. The Company has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company's common stock, par value $0.01 per share (the "Common Stock"), is registered under Section 12(g) of the Exchange Act.

The Company is externally managed by Carlyle GMS Investment Management L.L.C. (the "Adviser"), an investment adviser that is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Pursuant to an investment advisory agreement, dated April 3, 2014, as amended, the Adviser is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring the Company's investments and monitoring the Company's investments and portfolio companies on an ongoing basis. For providing its services, the Adviser receives from the Company a fee consisting of a base management fee and an incentive fee.

As a result of the Company's registering its Common Stock under Section 12(g) of the Exchange Act, the directors and the "officers" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company and persons who are directly or indirectly the beneficial owner of more than 10 percent of the Company's Common Stock are subject to the reporting obligations of Section 16(a) of the Exchange Act and the liability of Section 16(b) of the Exchange Act. However, unlike the investment adviser of a "registered" closed-end investment company that is subject to the same duties and liabilities as those imposed by Section 16 of the Exchange Act as a result of the application of Section 30(h) of the 1940 Act, the investment adviser to a business development company, such as the Adviser, is not subject to Section 16 of the Exchange Act because it is not subject to Section 30(h) of the 1940 Act. Accordingly, unless the Adviser is directly or indirectly the beneficial owner of more than 10 percent of the Company's Common Stock, it is not subject to Section 16 of the Exchange Act.

Certain persons who are subject to Section 16 of the Exchange Act because of their respective position as either "director" or "officer" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company also serve as "officers" (as defined in Rule 16a-1(f) under the Exchange Act) of the Adviser (each person holding such dual position, an "Eligible Individual"). From time to time, the Adviser desires to pay certain of the Eligible Individuals a percentage of the incentive fee it receives from the Company in a combination of cash and shares of the Company's Common Stock in consideration of their services on behalf of the Adviser. The Adviser sponsors an employee benefit plan (the "Plan") pursuant to which the Adviser intends to pay each such Eligible Individual a portion of the incentive fee received by the Adviser in shares of the Company's Common Stock. The shareholders of the Company, the board of directors of the Company (the "Board") or a committee of the Board comprised of two or more "Non-Employee Directors" (as defined in Rule 16b-3(b)(ii) under the Exchange Act) of the Company would approve all equity grants of the Company's Common Stock by the Adviser to the Eligible Individuals pursuant to the Plan.

If the relief sought herein is granted, the Adviser will purchase the shares of the Company's Common Stock to be granted to the Eligible Individuals pursuant to the Plan and deliver such shares to the Eligible Individuals. Prior to the date of an initial public offering of the Company's Common Stock that results in an unaffiliated public float of at least 15% of the aggregate capital commitments received prior to the date of such initial public offering (a "Qualified IPO"), the Adviser intends to purchase such shares of the Company's Common Stock from the Company. Following the completion of a Qualified IPO, the Adviser intends to purchase such shares of the Company's Common Stock in the open market.

The Company and the Adviser confirm that in connection with implementing the Plan and the transactions contemplated by this request they will not do or cause to be done any act or thing indirectly that they can not do or cause to be done directly under the 1940 Act.

DISCUSSION

We are requesting that the staff of the Division of Corporate Finance (the "Staff") confirm our interpretation that, for a business development company like the Company, an employee benefit plan sponsored by the investment adviser to the business development company that offers equity securities of the business development company to officers of the investment adviser who are subject to Section 16 of the Exchange Act because of their respective position as either director or officer of the business development company, is an "employee benefit plan sponsored by the issuer" for purposes of applying Rule 16b-3 under the Exchange Act.

Rule 16b-3 under the Exchange Act provides an exemption from liability under Section 16(b) of the Exchange Act for certain transactions between an issuer and its officers or directors, subject to certain conditions. Pursuant to its terms, the Rule applies only to transactions between an issuer (including an employee benefit plan sponsored by the issuer) and an officer or director of the issuer that involves issuer equity securities. The application of this exemption to an employee benefit plan sponsored by the investment adviser to an issuer that is a business development company is not clear. The investment adviser to the issuer rather than the issuer—in this case, the Company—sponsors the employee benefit plan. However, this structure is a result of the way in which externally managed closed-end investment companies that have elected to be regulated as business development companies pursuant to the 1940 Act are managed, which is through the investment adviser. In this case, the Company is externally managed by the Adviser.

The approvals of the shareholders, the board of directors or a committee of directors composed solely of two or more Non-Employee Directors that are conditions for the exemptions applicable to acquisitions provided by Rule 16b-3(d)(1) and Rule 16b-3(d)(2) under the Exchange Act and dispositions provided by Rule 16b-3(e) under the Exchange Act would be satisfied by the approval of the shareholders, the board of directors or a committee of two or more Non-Employee Directors (as defined in Rule 16b-3(b)(3)(ii)) under the Exchange Act) of the business development company whose equity securities are acquired or disposed.

As a result, we do not believe that the transactions contemplated herein are the types of transactions that give rise to the abuses that Section 16(b) of the Exchange At was intended to address. We believe that this interpretation gives effect to the intent of Rule 16b-3 under the Exchange Act within the structure of an externally managed business development company. The Company is externally managed by the Adviser and the Eligible Individuals. The Eligible Individuals, in their capacity as officers of the Adviser and as officers and directors of the Company, perform the same function as the officers and directors of an internally-managed closed-end investment company. As a result, the Plan is akin to, and should be viewed as, an employee benefit plan sponsored by an internally-managed closed-end investment company for purposes of applying Rule 16b-3 under the Exchange Act.

In addition, we believe that our interpretation is consistent with interpretive position previously issued by the Office of Chief Counsel of each of Division of Corporate Finance and the Division of Investment Management.[1] Although the relief granted in the Babson Capital NAL was in respect of a closed-end investment company "registered" under the 1940 Act, we do not believe that distinction is meaningful for purposes of this request. As noted, the Company is a "closed-end investment company" that has elected to be "regulated" as a business development company under the 1940 Act and its investment adviser performs the same functions as the investment adviser in the Babson Capital NAL. In addition, the Adviser is subject to the same fiduciary duties to the Company as those imposed on the investment adviser in the Babson Capital NAL pursuant to the 1940 Act and the Advisers Act. Similarly, the officers and directors of the Company that are also officers of the Adviser are subject to fiduciary duties to the Company as a result of Maryland corporate law and, indirectly, the Advisers Act, akin to

---

[1] We note that the Staff previously granted relief under Section 16 of the Exchange Act for similar reasons. *See* Babson Capital Management LLC, SEC No-Action Letter (pub. avail. Dec. 14, 2006) (the "Babson Capital NAL").

the fiduciary duties of the trustees and officers of the closed-end investment company discussed in the Babson Capital NAL.

Furthermore, we wish to note that our request does not extend beyond the persons expressly contemplated by Rule 16b-3 under the Exchange Act—that is, the officers and directors of the issuer. Although the investment adviser in the Babson Capital NAL was subject to Section 16(b) of the Exchange Act as a result of the application of Section 30(h) of the 1940 Act, we do not believe that the interpretive advice issued therein addresses the acquisition by that investment adviser or the disposition by that investment adviser (other than perhaps implicitly). Instead, it addresses the grants of equity securities to the officers and directors of the closed-end investment company pursuant to employee benefit plans sponsored by the investment adviser to and the parent of such closed-end investment company. Similarly, we are not seeking to address the acquisition or disposition of the Company's Common Stock by the Adviser, which we believe is exempt from Section 16 of the Exchange Act so long as the Adviser is not directly or directly the beneficial owner of than 10 percent of the Company's Common Stock. Instead, similar to the Babson Capital NAL, we are seeking only to exempt the acquisition by officers and directors of the Company of the Common Stock of the Company so long as such grants of equity securities are approved in the manner provided by Rule 16b-3 under the Exchange Act.

In conclusion, we are requesting that the Staff confirm our interpretation that an employee benefit plan sponsored by an investment adviser to a closed-end investment company that has elected to be regulated as a business development company pursuant to the 1940 Act that grants plan participants equity securities of the business development company will be considered an "employee benefit plan sponsored by the issuer" for purposes of applying Rule 16b-3 under the Exchange Act.

We have not requested, and you have not provided, any interpretive advice with respect to the Plan or the transactions contemplated herein under the 1940 Act.

If you have any questions regarding this request, please contact me at (212) 558-4940 or farrarw@sullcrom.com.

Sincerely,

/s/ William G. Farrar

William G. Farrar

cc: Laura Solomon
(Securities and Exchange Commission, Division of Investment Management)

Seth Gardner
Orit Mizrachi
(Carlyle GMS Finance, Inc.)